Exhibit 8
[Letterhead of Vorys, Sater, Seymour and Pease LLP]
November 9, 2006
Park National Corporation
50 North Third Street
Newark, Ohio 43055
Anderson Bank Company
1075 Nimitzview Drive
Cincinnati, Ohio 45230
Ladies and Gentlemen:
          You have requested our opinion as to the material United States federal income tax consequences of the merger (the “Merger”) of Anderson Bank Company, an Ohio state-chartered commercial bank (“Anderson”), with and into The Park National Bank, a national banking association (“PNB”) wholly-owned by Park National Corporation, an Ohio corporation (“Park”), pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated to be effective as of August 14, 2006, by and among Park, PNB, and Anderson (the “Agreement”). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.
          In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Park, executed by a duly authorized officer of Park and dated as of the date hereof, and (b) the Certificate of Representations of Anderson, executed by a duly authorized officer of Anderson and dated as of the date hereof (collectively, the “Certificates”), (iii) the Registration Statement of Park on Form S-4 filed with the Securities and Exchange Commission on October 16, 2006 (Registration No. 333-138028), as amended by the Pre-Effective Amendment No. 1 to such Registration Statement filed with the Securities and Exchange Commission on the date hereof, and the proxy statement of Anderson and prospectus of Park included therein (collectively, the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

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          In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither Park nor Anderson will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. Finally, we assume that any holder of Anderson Shares (as defined below) that asserts dissenters’ rights will receive, pursuant to statutory procedures, an amount per Anderson Share that will not exceed the Per Share Consideration (as defined below).
          Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.
DESCRIPTION OF THE MERGER
          The Merger shall become effective, subject to the satisfaction or waiver of the conditions set forth in the Agreement, upon the occurrence of the filing in the office of the Ohio Secretary of State of a Certificate of Merger for the Merger in accordance with Sections 1115.11 and 1701.81 of the Ohio Revised Code, or at such later date and time as may be set forth in such filing. Pursuant to the Merger, PNB will be the surviving national banking association, and the separate corporate existence of Anderson will cease.
          As of August 14, 2006, the authorized capital stock of Anderson consisted solely of 550,000 common shares, par value of $4.00 per share, of which 533,550 shares were issued and outstanding (the “Anderson Shares”), and no shares were held in treasury, or otherwise owned, by Anderson (“Treasury Stock”). As of August 14, 2006, the authorized capital stock of Park consisted of 20,000,000 common shares, without par value, of which 13,845,494 shares were issued and outstanding and 1,426,764 shares were held in treasury by Park (the “Park Shares”). As of August 14, 2006, the authorized capital stock of PNB consisted of (i) 1,250,000

November 9, 2006

common shares, par value of $8.00 each, all of which were issued and outstanding, and (ii) 32,600 shares of Class A non-cumulative, perpetual preferred stock, par value of $1,000 each, none of which were issued.
          At the Effective Time, each Anderson Share issued and outstanding immediately prior to the Effective Time, other than Treasury Stock and Anderson Shares held by Park, if any, shall, at the election of each holder of such Anderson Shares, be converted into the right to receive either: (i) Park Shares based upon an exchange ratio (the “Stock Exchange Ratio”), which shall be equal to the Per Share Consideration (as defined below) divided by the average closing price of Park Shares as reported on the American Stock Exchange over the ten (10) consecutive trading-day period ending on the third business day prior to the Effective Time (the “Park Measuring Price”), (ii) a cash amount equal to the Per Share Consideration, or (iii) a combination of such Park Shares and cash. “Per Share Consideration” means an amount equal to (x) the sum of (A)(1) $9,054,343 less (2) an amount equal to the sum of the exercise prices of each of the Anderson Shares subject to an outstanding option granted pursuant to the Anderson Bank Company 1999 Stock Option Plan which has not been exercised in full prior to the time specified by Park after consultation with Anderson, on the second trading day prior to the Effective Time (the “Cash Consideration”), and (B) 86,137 multiplied by the Park Measuring Price, divided by (y) the number of Anderson Shares issued and outstanding as of the Effective Time.
          Although the holders of Anderson Shares have the right to elect the type of consideration that they wish to receive pursuant to the Merger, the distribution of the consideration to holders of Anderson Shares is subject to certain overall restrictions. The Agreement provides that, subject to adjustment for cash paid in lieu of fractional shares, the parties understand and agree that the aggregate consideration received by the holders of Anderson Shares pursuant to the Merger (the “Merger Consideration”) will consist of (i) 86,137 Park Shares (the “Stock Consideration”), and (ii) the Cash Consideration. The Agreement sets forth procedures for the adjustment of the mix of Park Shares and cash elected to be received by the holders of Anderson Shares to ensure that Anderson Shares are exchanged for the Stock Consideration and the Cash Consideration. For purposes of this adjustment mechanism, the Agreement provides for the allocation of an amount of Cash Consideration to each Anderson Dissenting Share, if any, equal to the Per Share Consideration. The closing price of Park Shares as reported on the American Stock Exchange for August 11, 2006 was $100.60 (the “Exchange Value”). The Agreement contains a number of conditions to closing that are customary for similar transactions. Based on the Exchange Value, and our assumption that holders of Anderson Shares asserting dissenters’ rights will not receive an amount of cash per Anderson Share in excess of the Per Share Consideration, the value of the Stock Consideration as of the effective date of the Agreement (August 14, 2006) was not less than 48.9% of the Merger Consideration ($8,665,382.20/$17,719,725.20).
          Each Anderson Share held as Treasury Stock or held by Park immediately prior to the Effective Time, if any, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor. No certificate or scrip representing fractional

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Park Shares shall be issued in the Merger. In lieu thereof, each holder of Anderson Shares who otherwise would be entitled to receive a fractional Park Share (after taking into account all certificates representing Anderson Shares delivered by such holder) shall receive cash in an amount determined by multiplying (i) the fractional share interest to which such holder otherwise would be entitled, by (ii) the Park Measuring Price. Any payment to a holder of an Anderson Dissenting Share shall be made by Park.
OPINION
          Based upon the foregoing, we are of the opinion that, under current law:
          1. The Merger will be a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. Anderson, Park, and PNB each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.
          2. No gain or loss will be recognized by Anderson, Park, or PNB as a result of the Merger.
          3. A holder of Anderson Shares receiving solely Park Shares in exchange for such shareholder’s Anderson Shares (not including any cash received in lieu of fractional Park Shares) will recognize no gain or loss upon the receipt of such Park Shares.
          4. A holder of Anderson Shares receiving solely cash in exchange for such shareholder’s Anderson Shares (as a result of such shareholder’s dissent to the Merger or an All Cash Election) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s Anderson Shares, subject to the provisions and limitations of Section 302 of the Code.
          5. A holder of Anderson Shares receiving both cash and Park Shares in exchange for such shareholder’s Anderson Shares (not including any cash received in lieu of fractional Park Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional Park Shares). For purposes of determining the character of this gain, such holder of Anderson Shares will be treated as having received only Park Shares in exchange for such shareholder’s Anderson Shares, and as having immediately redeemed a portion of such Park Shares for the cash received (excluding cash received in lieu of fractional Park Shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Anderson), the gain will be capital gain if the Anderson Shares are held by such shareholder as a capital asset at the time of the Merger.
          6. A holder of Anderson Shares receiving cash in lieu of fractional Park Shares will recognize gain or loss as if such fractional Park Shares were distributed as part of the Merger and then redeemed by Park, subject to the provisions and limitations of Section 302 of the Code.

November 9, 2006

          7. The aggregate tax basis of Park Shares received by a holder of Anderson Shares in the Merger (including fractional Park Shares, if any, deemed to be issued and redeemed by Park) generally will be equal to the aggregate tax basis of the Anderson Shares surrendered in the Merger, reduced by the amount of cash received by the shareholder in the Merger (excluding cash received in lieu of fractional Park Shares), and increased by the amount of gain recognized by the shareholder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional Park Shares).
          8. The holding period of the Park Shares received by a holder of Anderson Shares will include the period during which the Anderson Shares surrendered in exchange therefor were held, provided the Anderson Shares are a capital asset in the hands of the holder of Anderson Shares at the time of the Merger.
          9. The tax basis of the assets of Anderson in the hands of PNB will be the same as the tax basis of such assets in the hands of Anderson immediately prior to the Merger.
          10. The holding period of the assets of Anderson to be received by PNB will include the period during which such assets were held by Anderson.
* * *
          Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of Anderson Shares in light of that holder’s particular status or circumstances, including, without limitation, holders of Anderson Shares that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose Anderson Shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive Park Shares other than in exchange for Anderson Shares, (x) persons who hold Anderson Shares as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold Anderson Shares other than as capital assets, (xii) holders of Anderson Shares who have a functional currency other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities. We undertake no responsibility to update this opinion.

November 9, 2006

          The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “Summary—Material federal income tax consequences of the merger,” “The Proposed Merger (Proposal One)—Material federal income tax consequences” and “Legal Matters.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Respectfully,
/s/ Vorys, Sater, Seymour and Pease LLP